December 3, 2024

Jed Nussbaum
Managing Partner & CIO
Nut Tree Capital Management L.P.
55 Hudson Yards, 22nd Floor
New York, NY 10001

       Re: Nut Tree Capital Management L.P.
           MARTIN MIDSTREAM PARTNERS L.P.
           DFAN14A filed November 29, 2024
           Filed by Nut Tree Capital Management L.P. and Caspian Capital L.P. File No. 000-50056
Dear Jed Nussbaum:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

DFAN filed November 29, 2024
General

1. We note your statement in the fourth paragraph in the Disclaimer that you do not take any responsibility for the disclosure "with respect to the Company and any other companies mentioned." While you may include appropriate language about the limits on the reliability of information, you may not disclaim responsibility for its accuracy.
       Please confirm your understanding and that you will not disclaim your disclosure in future soliciting materials.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-
551-3444.
 December 3, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Mergers & Acquisitions